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                                                                       Exhibit 1
[BUNGE LOGO]

                                                       Contact: Hunter Smith

                                                                Bunge Limited

                                                                1-914-684-2800

                                                                hsmith@bunge.com


               BUNGE LIMITED REPORTS RECORD THIRD QUARTER RESULTS

                            NET INCOME INCREASES 235%

WHITE PLAINS, NY - OCTOBER 22, 2001

Bunge Limited (NYSE: BG) reported record third quarter volumes, gross profit, income from operations and net income for the quarter ending September 30, 2001. Third quarter net income was $57 million, or $0.76 per share, representing a 235% increase over net income of $17 million, or $0.26 per share, in 2000.

For the third quarter of 2001, compared to the same period last year:

o Volumes grew 31% to 21.7 million metric tons
o Gross profit increased 32% to $333 million
o Income from operations rose 56% to $207 million

The Company's overall performance reflected strong growth in the agribusiness division, which was driven by more favorable market conditions as well as increased volumes in its international marketing operations and in South American grain origination. Market conditions in agribusiness improved due to strong global demand for soybean meal and oil and the positive impact of industry-wide rationalization of soybean processing capacity.

Commenting on the results, Alberto Weisser, Chairman and Chief Executive Officer, stated: "We are very pleased with the improved results, which reflected positive contributions across all three of our core divisions. During the quarter, the agribusiness division experienced a faster-than-anticipated improvement to more traditional levels of capacity utilization and profitability. The fertilizer division's results were strong despite lower volumes. In Bunge's food products division, wheat milling product volumes and margins continued to recover. The corn products business is improving now that the strike at the Danville, Illinois facility has been settled. Our high-growth soy ingredients business continues its outstanding performance. Global demand for our soy ingredient products has resulted in our plants operating at high capacity. Softness in the U.S. foodservice industry offset these positive trends in the food products division and adversely affected our bakery and edible oil product businesses in North America. Finally, the realignment of our capital structure and our position as one of Brazil's leading exporters insulated Bunge from the weakness of the Brazilian REAL in the third quarter."

In light of the tragic events that took place in New York, Washington D.C. and Pennsylvania on September 11th, Mr. Weisser further commented: "Our sympathies are with those who have been affected by these horrible events. Our thoughts and prayers are with families and colleagues of the victims as well as the rescue workers and other authorities who continue to work heroically in these extremely difficult circumstances."

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FINANCIAL PERFORMANCE

THIRD QUARTER RESULTS

Income from operations in the agribusiness division increased 165% to $130 million. Soybean processing margins returned to historical norms in the Company's three primary operating countries, Argentina, Brazil and the United States. Margin expansion was augmented by the 14% devaluation of the Brazilian REAL versus the U.S. dollar and benefits from the new Argentine export incentive program. Grain origination volume increased substantially due to large South American soybean and wheat harvests. Solid origination margins in South America were partially offset by the lower quality corn and soy crops experienced in the southern United States. International marketing volumes and income from operations continued to expand. During the third quarter, Bunge became the largest exporter of soybean products into China.

The Company's fertilizer division generated income from operations of $64 million, 6% lower than the third quarter of 2000. As anticipated, volumes were 14% lower than the third quarter of the previous year due to the unusually strong consumption levels experienced in the third quarter of 2000, as farmers purchased ahead of normal seasonal patterns. However, the Company's strategy of maintaining prices in lieu of protecting market share substantially offset the lower volumes.

Income from operations in the food products division was $20 million, 25% above the third quarter of 2000. Overall, volumes were slightly higher than last year's third quarter. The soy ingredients business continued to build momentum through rapid growth and profitability, and profitability recovered in the corn products business as a result of better margins and the end of the strike at the Company's Danville, Illinois facility. Wheat milling results were stronger due to better margins and higher volumes. While bakery profitability suffered from weakness in the U.S. foodservice market, the outlook has improved due to the signing in September of a major supply contract for frozen bakery products. Edible oil income from operations also suffered from the weakness in the U.S. foodservice market.

Non-operating income (expense) - net increased primarily due to higher foreign exchange losses for the third quarter of 2001 as compared to the same period last year. The net income effects of these foreign exchange expenses were more than offset by expansion of operating income margins and reduced effective tax rates due to the devaluation of the Brazilian REAL and the realignment of Bunge's capital structure. The Brazilian REAL declined 14% in value against the U.S. dollar for the third quarter of 2001 as compared to 2% for the same period last year. Partially offsetting the increase in non-operating income (expense) - net were declines in net interest expense and interest on readily marketable inventories in large part due to lower average interest rates on short-term debt.

NINE MONTH RESULTS

Income from operations increased 89% to $379 million. The increase was generally attributable to higher agribusiness division volumes and gross profit due to increases in oilseed processing margins and volumes, growth in the international marketing

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operations and the April 2000 acquisition of Manah and Fosfertil in the fertilizer business. In our food products division, income from operations improved in corn products and soy ingredients, while income from operations in edible oil products declined due to the weakness in the U.S. foodservice market.

Non-operating income (expense) - net increased, primarily due to higher foreign exchange losses for the nine months ended September 30, 2001 as compared to the same period last year. The Brazilian REAL declined 27% in value against the U.S. dollar through the first nine months of 2001 versus 3% for the same period last year. Partially offsetting the increase was a decline in interest on readily marketable inventories, primarily due to lower average interest rates on short-term debt. The net income effect of the devaluation of the Brazilian REAL was partially offset by expansion of operating income margins due to the devaluation and the effects of Bunge's capital structure realignment, which was substantially completed with the initial public offering in August 2001.

OUTLOOK

Bill Wells, Chief Financial Officer, stated: "Our core businesses are operating at the more normalized levels of volumes and prices that we enjoyed during the third quarter of this year, and we expect that to continue. As a result we forecast fourth quarter net income to be within a range of $35-$40 million, and EPS to be $0.42-$0.48."

CONFERENCE CALL INFORMATION

The Company will hold a conference call this morning, October 22, 2001 at 10:00 a.m. (EDT) to discuss this news release and the Company's operational and financial outlook. The dial-in number for the conference call is (800) 289-0544. The access code is "Bunge." If located outside the United States, call (913) 981-5533. Please be prepared to state your name, affiliation, telephone and fax numbers, and the conference title, which is "Bunge Limited's Third Quarter Conference Call." A replay of the conference call will be available beginning at 2:00 p.m. EDT October 22, 2001 through Monday, October 29, 2001. The telephone number for the replay is (719) 457-0820 and the access pass code is "Bunge" or #28643. A live Webcast of the call will be made available to the public on the Company's Web site, www.bunge.com, and will be archived until 5:00 p.m. EST on November 21, 2001.

WEBCAST INFORMATION

Please read these instructions to participate in the live Webcast of the investor conference call at www.bunge.com.

Select 'Investor Relations' from the Web site left menu, and then select the "read more" link to be taken to the Investor Relations page. Select 'Webcasts' after you have entered the Investor Relations page.


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A new window will open. Select 'Live Webcast' and fill out the registration form that appears. Upon completing registration, an audio player will come up and play a test signal. You are now prepared for the conference call.

PLEASE REGISTER FOR THE CONFERENCE CALL AT LEAST 15 MINUTES PRIOR TO THE START OF THE CALL.

ABOUT BUNGE

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, NY, Bunge has over 17,000 employees and operations in 17 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in Latin America.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

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

SUMMARY OF RESULTS
(In millions, except per share data and percentages)
-------------------------------------------------------------------------------------------------------------

                                                            THIRD QUARTER ENDED
                                                   --------------------------------------        PERCENT
                                                      09/30/2001          09/30/2000             CHANGE
                                                   -----------------   ------------------   -----------------
Volumes (in millions of metric tons)                       21.7               16.6                  31%
Net sales                                                $3,151             $2,711                  16%
Gross profit                                                333                252                  32%
Income from operations                                      207                133                  56%
Non-operating income (expense) - net                       (100)               (72)                 39%
Income tax expense                                          (24)               (12)                100%
Net income before minority interest,
     discontinued operations and cumulative
     effect of change in accounting principle                83                 49                  69%
Net income                                                   57                 17                 235%
Net income per share (1)                                  $0.76              $0.26
Average shares outstanding                           75,221,060         64,380,000

EBITDA (2)                                                  243                177                  37%
Adjusted EBITDA (3)                                         233                163                  43%



                                                              NINE MONTHS ENDED
                                                       --------------------------------------    PERCENT
                                                      09/30/2001          09/30/2000             CHANGE
                                                   -----------------   ------------------   -----------------
Volumes (in millions of metric tons)                       52.9               45.0                  18%
Net sales                                                $8,312             $7,000                  19%
Gross profit                                                699                508                  38%
Income from operations                                      379                201                  89%
Non-operating income (expense) - net                       (232)              (149)                 56%
Income tax expense                                          (28)                (9)                211%
Net income before minority interest,
     discontinued operations and cumulative
     effect of change in accounting principle               119                 43                 177%
Net income                                                   86                  2                4200%
Net income per share (4)                                  $1.26              $0.03
Average shares outstanding                           68,033,397         64,380,000

EBITDA (2)                                                  493                308                  60%
Adjusted EBITDA (3)                                         462                270                  71%



-------------------------------------------------

(1) The third quarter ended 9/30/00 includes a loss on discontinued operations of $.08 per share.

(2) Earnings before interest, taxes, depreciation, amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.

(3) EBITDA less interest expense on readily marketable inventories financed by short-term debt.

(4) The nine months ended 9/30/01 includes a gain on discontinued operations of $.04 per share and cumulative effect of change in accounting principal gain of $.10 per share. The nine months ended 9/30/00 includes a loss on discontinued operations of $.14 per share.

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

SEGMENT RESULTS
(In millions, except percentages)
-------------------------------------------------------------------------------------------------------------

                                                            THIRD QUARTER ENDED
                                                   --------------------------------------        PERCENT
                                                      09/30/2001          09/30/2000             CHANGE
                                                   -----------------   ------------------   -----------------
VOLUMES (IN MILLIONS OF METRIC TONS)
     Agribusiness                                          17.1               11.6                   47%
     Fertilizer                                             3.1                3.6                  (14)%
     Food Products                                          1.5                1.4                    7%
         Edible Oil Products                                 .4                 .4                   -
         Wheat Milling and Bakery Products                   .5                 .6                  (17)%
         Other                                               .6                 .4                   50%
Total                                                      21.7               16.6                   31%

GROSS PROFIT
     Agribusiness                                           182                 94                   94%
     Fertilizer                                              90                 95                   (5)%
     Food Products                                           61                 63                   (3)%
         Edible Oil Products                                 30                 40                  (25)%
         Wheat Milling and Bakery Products                   16                 15                    7%
         Other                                               15                  8                   88%
Total                                                       333                252                   32%

INCOME FROM OPERATIONS*
     Agribusiness                                           130                 49                  165%
     Fertilizer                                              64                 68                   (6)%
     Food Products                                           20                 16                   25%
         Edible Oil Products                                  7                 12                  (42)%
         Wheat Milling and Bakery Products                    1                  3                  (67)%
         Other                                               12                  1                1,100%
     Unallocated                                             (7)                 -
Total                                                       207                133                   56%

*Income from operations is before net interest expense, foreign exchange results and income taxes.

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

SEGMENT RESULTS
(In millions, except percentages)

                                                             NINE MONTHS ENDED
                                                   --------------------------------------        PERCENT
                                                      09/30/2001          09/30/2000             CHANGE
                                                   -----------------   ------------------   -----------------
VOLUMES (IN MILLIONS OF METRIC TONS)
     Agribusiness                                          43.0               35.6                   21%
     Fertilizer                                             6.1                6.1                   -
     Food Products                                          3.8                3.3                   15%
         Edible Oil Products                                1.2                1.2                   -
         Wheat Milling and Bakery Products                  1.5                1.5                   -
         Other                                              1.1                0.6                   83%
Total                                                      52.9               45.0                   18%

GROSS PROFIT
     Agribusiness                                           361                176                  105%
     Fertilizer                                             175                149                   17%
     Food Products                                          163                183                  (11)%
         Edible Oil Products                                 84                113                  (26)%
         Wheat Milling and Bakery Products                   44                 51                  (14)%
         Other                                               35                 19                   84%
Total                                                       699                508                   38%

INCOME FROM OPERATIONS*
     Agribusiness                                           228                 66                  246%
     Fertilizer                                             114                 92                   24%
     Food Products                                           47                 48                   (2)%
         Edible Oil Products                                 18                 35                  (49)%
         Wheat Milling and Bakery Products                    7                  9                  (22)%
         Other                                               22                  4                  450%
     Unallocated                                            (10)                (5)
Total                                                       379                201                   89%

*Income from operations is before net interest expense, foreign exchange results and income taxes.

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